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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                              D/W BANKSHARES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   233349109
           --------------------------------------------------------
                                 (CUSIP Number)

                                  RITA B. GRAY
                            401 SOUTH THORNTON AVENUE
                              DALTON, GEORGIA 30720
                                 (706) 226-1500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               FEBRUARY 29, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 4 Pages


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CUSIP No. 233349109                   13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Tom Peeples
     Social Security Number: ###-##-####

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     PF
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               66,246
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  66,246
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,246
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.45%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
- -------------------------------------------------------------------------------


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                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         Common Stock
         D/W Bankshares, Inc.
         401 South Thornton Avenue
         Dalton, Georgia 30722


ITEM 2.  IDENTITY AND BACKGROUND

         a.  Tom Peeples
         b.  604 Audubon Way, Dalton, Georgia 30720
         c.  Vice President and General Manager
             Varsity Carpet Services, Inc.
             1903 South Hamilton Street, Dalton, Georgia 30720
         d.  No criminal convictions.
         e. Not a party to any civil proceedings involving federal or state securities laws.
         f.  U.S.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal funds in the amount of $441,720 was used to purchase the stock. No funds were borrowed.


ITEM 4.  PURPOSE OF TRANSACTION

         Long-term investment. There are no plans or proposals which would result in events described in (a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a.  66,246 shares; 9.45% of outstanding shares of Issuer
         b.  sole voting power:         66,246
             shared voting power:       0
             sole dispositive power:    66,246
             shared dispositive power:  0
         c. Prior to the purchases effected within the last 60 days, the reporting person held 43,060 shares, including 4,425 shares held as custodian for Willena M. Stanfield, and 4,425 shares held as custodian for Sydni M. Peeples. On February 8, 1996, the reporting person acquired 4,400 shares for $15 per share in a privately-negotiated transaction. On February 29, 1996, the reporting person acquired 18,786 shares for $20 per share in a privately-negotiated transaction.
         d. Willena M. Stanfield and Syndi M. Peeples are entitled to any dividends or proceeds from the sale of the shares held by the reporting person as custodian on their behalf.
         e.  Not applicable.



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                                                          Page  4  of  4  Pages
                                                               ---    ---

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUES.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 29, 1996                     /s/ TOM PEEPLES
                                        ----------------------------------------
                                        Name: Tom Peeples